

13011253

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

MAR 4 - 2013

Washington DC
400

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 3801̲6

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/12___ AND ENDING ___12/31/12___
         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Minshall & Company, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2200 South Utica Place, Suite 150
                    (No. and Street)

Tulsa   OK   74114
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
                                                918-599-0045
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brisoe, Burke & Grigsby LLC
           (Name – if individual, state last, first, middle name)

4120 East 51st St., Suite 100   Tulsa   OK   74135
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _Lori A. Smith_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Minshall & Company, Inc._ , as of _December 31_ , 20_12_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Lori A. Smith
Signature

Chief Financial Officer
Title

Elizabeth K. Hardtner
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Minshall & Company, Inc.
Audited Financial Statements
December 31, 2012 and 2011
With Facing Page

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Minshall & Company, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Minshall & Company, Inc. (the Company) as of December 31, 2012, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Minshall & Company, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 12 and 13 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 12 and 13 is fairly stated in all material respects in relation to the financial statements as a whole.

Briscoe, Burke & Grigsby LLP

Certified Public Accountants

February 15, 2013
Tulsa, Oklahoma

Financial Statements

MINSHALL & COMPANY INC.

December 31, 2012 and 2011

MINSHALL & COMPANY INC.

INDEPENDENT AUDITOR'S REPORT

and

FINANCIAL STATEMENTS

and

SUPPLEMENTAL INFORMATION

December 31, 2012 and 2011

MINSHALL & COMPANY INC.

December 31, 2012 and 2011

TABLE OF CONTENTS

MINSHALL & COMPANY INC.

Statements of Financial Condition

December 31, 2012 and 2011

	2012	2011
ASSETS		
Cash	$ 90,447	$ 97,833
Accounts receivable	4,878	4,421
Prepaid expenses	702	789
Deferred income taxes	-	-
Deposits	208	488
Total assets	**$ 96,235**	**$ 103,531**
LIABILITIES		
Accrued expenses	$ 4,650	$ 4,650
Due to parent company	2,354	1,112
Total liabilities	**7,004**	**5,762**
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value; authorized 1,000 shares; issued and outstanding 100 shares	1	1
Additional paid-in-capital	5,520	5,520
Retained earnings	83,709	92,248
Total stockholders' equity	**89,230**	**97,769**
Total liabilities and stockholders' equity	**$ 96,234**	**$ 103,531**

See accompanying notes to financial statements.

2

MINSHALL & COMPANY INC.

Statements of Income

For the Years Ended December 31, 2012 and 2011

	2012	2011
Operating revenues:		
Commissions	$ 91,773	$ 61,543
Interest and dividends	159	321
Total operating revenues	**91,932**	**61,864**
Operating costs and expenses:		
Professional fees	5,150	5,150
Administrative fees	12,000	12,000
Licenses and permits	4,726	4,206
Other	1,034	592
Total operating costs and expenses	**22,910**	**21,948**
Income before income taxes	**69,022**	**39,916**
Provision for income taxes	16,397	12,170
Net income	**$ 52,625**	**$ 27,746**

See accompanying notes to financial statements.

MINSHALL & COMPANY INC.

Statements of Stockholders' Equity

For the Years Ended December 31, 2012 and 2011

	Common Stock		Additional Paid-In Capital		Retained Earnings		Total Stockholders' Equity	
Balance, December 31, 2010	$	1	$	5,520	$	64,502	$	70,023
Net income		-		-		27,746		27,746
Dividends		-		-		-		-
Balance, December 31, 2011		1		5,520		92,248		97,769
Net income		-		-		52,625		52,625
Dividends		-		-		(61,164)		(61,164)
Balance, December 31, 2012	$	1	$	5,520	$	83,709	$	89,230

See accompanying notes to financial statements.

MINSHALL & COMPANY INC.

Statements of Cash Flows

For the Years Ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:		
Net income	$ 52,625	$ 27,746
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes	-	4,263
Changes in assets and liabilities:		
Accounts receivable	(457)	(77)
Prepaid expenses and deposits	367	(711)
Due from parent company	-	-
Accounts payable	-	(55,282)
Accrued expenses	-	150
Due to parent company	1,243	(1,207)
Net cash provided (used) by operating activities	**53,778**	**(25,118)**
Cash flows from financing activities:		
Dividend paid	(61,164)	-
Net cash used in financing activities	**(61,164)**	**-**
Net increase (decrease) in cash	**(7,386)**	**(25,118)**
Cash, beginning of year	97,833	122,951
Cash, end of year	**$ 90,447**	**$ 97,833**

See accompanying notes to financial statements.

MINSHALL & COMPANY INC.

Statements of Changes in Liabilities Subordinated to
Claims of General Creditors

For the Years Ended December 31, 2012 and 2011

During the years ended December 31, 2012 and 2011, the Company had no liabilities subordinated to claims of general creditor.

See accompanying notes to financial statements.

MINSHALL & COMPANY, Inc.

Notes to Financial Statements

December 31, 2012 and 2011

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Business - Minshall & Company Inc. (the Company) was incorporated on May 14, 1987 as a broker/dealer in securities transactions and commenced operations on March 13, 1988. The Company is registered as a broker/dealer with the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the Securities Investor Protection Corporation, and the states of Oklahoma and Texas. The Company is a wholly-owned subsidiary of Capital Advisors, Inc. (CAI) and is engaged only in a limited broker dealer business (mutual funds and/or variable annuities).

    Basis of Accounting - The Company maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accounting principles followed by the Company and the methods of applying those principles, which materially affect the determination of financial position, results of operations and cash flows are summarized below.

    Management Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

    Revenue Recognition – Commission income and expense related to client securities transactions are recorded on a trade date basis. 12b-1 fees are based on the average balance of the mutual fund held in customer accounts and are recorded on a monthly basis.

    Income Taxes – The Company files consolidated tax returns with its parent, CAI. The Company computes its income tax provision based upon a tax allocation agreement with CAI, which provides for calculation of income tax on a stand-alone basis. The Company has recorded amounts owing or refundable under the agreement as a liability to or receivable from CAI. Deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets to estimated realizable amounts if it is more likely than not that a deferred tax asset will not be realized. The tax years prior to 2009 generally are not subject to examination by the U.S. Federal and most state tax authorities.

    Subsequent Events – In preparing these financial statements management has evaluated and disclosed all material subsequent events through February , 2013, which is the date these statements were available to be issued.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

   <u>Significant Group Concentrations of Credit Risk</u> – The Company maintains deposits in a financial institution that at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (FDIC). The Company believes that there is no significant risk with respect to these deposits.

2. **STOCKHOLDER'S EQUITY AND RESTRICTION**

   The Company is required by Oklahoma securities regulations and the Financial Industry Regulatory Authority to maintain a minimum net worth (as defined) of $25,000. As of December 31, 2012 and 2011, the Company's qualified net worth was in excess of these required minimums.

3. **NET CAPITAL REQUIREMENTS**

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rules of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $88,530 which was $65,530 in excess of its required net capital of $25,000. Additionally, the Company's ratio of aggregate indebtedness to net capital was .08 to 1.

3. INCOME TAXES

The provision for income taxes at December 31, 2012 and 2011 consists of:

	2012	2011
Current income taxes	$ 16,397	$ 7,907
Deferred income taxes (benefit)	-	4,263
	$ 16,397	$ 12,170

The tax effect of temporary differences related to deferred income taxes result primarily from tax differences in treatment of charitable contributions.

A reconciliation of income tax expense at the statutory rate to income tax expense at the Company's effective rate is shown below:

	2012	2011
Federal computed at the statutory rate	$ 12,256	$ 5,648
State income taxes - net of federal tax benefit	4,141	2,259
Rate differentials and other	-	4,263
	$ 16,397	$ 12,170

4. RELATED PARTY TRANSACTIONS

Certain directors of the Company are also directors of other entities with which the Company conducts transactions in the normal course of business.

The Company paid its parent (Capital Advisors, Inc.) an administrative fee of $12,000 in 2012 and 2011. In addition, the Company received approximately $8,025 and $7,133 in 12b-1 fees from the mutual fund managed by Capital Advisors, Inc. during 2012 and 2011, respectively.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

MINSHALL & COMPANY, Inc.

Notes to Financial Statements

December 31, 2012 and 2011

As a securities broker, the Company is engaged in buying and selling mutual funds for a diverse group of institutional and individual investors at their discretion. All cash and securities are held directly at the mutual fund company or at the client's brokerage firm.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customer's ability to satisfy their obligations to the Company. The Company seeks to control the aforementioned risks by requiring customers to pay for security purchases at the time orders are placed, or maintain collateral with the client's broker in compliance with various regulatory requirements and the broker's internal guidelines.

Supplemental Information

MINSHALL & COMPANY INC.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2012

Net Capital	
Ownership equity	$ 89,232
Less non-allowable assets:	
Prepaid expenses	702
Deferred income taxes	-
	702
Total allowable capital	**88,530**
Less haircuts on investments - none	-
Total net capital	**88,530**
Minimum capital requirement	25,000
Excess Over (Under) Minimum Net Capital Requirement	$ 63,530
Total Aggregate Indebtedness	$ 7,003
Percentage of Aggregate Indebtedness to Net Capital	7.91%

There are no differences between the above computation and the computation included in the Company's corresponding unaudited form X-17A-5 Part IIA filing.

MINSHALL & COMPANY INC.

Reconciliation Pursuant to Rule 17a-5(d)(4)

December 31, 2012

	Per Audited Report	Per Unaudited Report
Net Capital		
Ownership equity	$ 89,232	$ 89,232
Less non-allowable assets:		
Prepaid expenses	702	702
Deferred income taxes	-	-
	702	702
Total allowable capital	**88,530**	**88,530**
Less haircuts on investments	-	-
Total net capital	**88,530**	**88,530**
Minimum capital requirement	25,000	25,000
Excess Over (Under) Minimum Net Capital Requirement	$ 63,530	$ 63,530
Total Aggregate Indebtedness	$ 7,003	$ 7,003
Percentage of Aggregate Indebtness to Net Capital	7.91%	7.91%

The above comparison details the effects of adjustments made during our audit of the financial statements.

MINSHALL & COMPANY INC.

Computation for Determination of Reserve Requirements for
Brokers and Dealers Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2012

Minshall & Company Inc. is a limited business (mutual funds and/or variable annuities only) broker dealer and, therefore, is exempt from Rule 15c3-3 pursuant to paragraph (K)(1).

MINSHALL & COMPANY INC.

Supplementary Report on SIPC Assessment Reconciliation

December 31, 2012

Supplemental report SIPC assessment is not required because the Company had receipts less than $500,000.

Independent Auditor's Report and Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Minshall & Company, Inc.

In planning and performing our audit of the financial statements of Minshall & Company, Inc. (the Company) as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountants

February 15, 2013
Tulsa, Oklahoma